PROSPECTUS SUPPLEMENT Filed Pursuant to Rule 424(b)(3)
Registration No. 333-286374

Grayscale Solana Staking ETF

Prospectus Supplement No. 3 Dated July 17, 2026
To the Prospectus Dated April 16, 2026

This prospectus supplement (this “Prospectus Supplement”) forms part of, and should be read together with, the prospectus of Grayscale Solana Staking ETF (the “Trust”), dated April 16, 2026 (as supplemented or amended from time to time, the “Prospectus”). Capitalized terms used but not defined in this Prospectus Supplement have the meanings given to them in the Prospectus.

IMPORTANT NOTICE REGARDING PROPOSED AMENDMENT TO AMEND AND RESTATE THE TRUST AGREEMENT

On or around August 7, 2026 (the “Effective Date”), Grayscale Investments Sponsors, LLC (the “Sponsor”), as sponsor of Grayscale Solana Staking ETF (the “Trust”), intends to enter into the Third Amended and Restated Declaration of Trust and Trust Agreement (the “Proposed Amendment”) among CSC Delaware Trust Company, the trustee (the “Trustee”) of the Trust, which will amend and restate in its entirety the Second Amended and Restated Declaration of Trust and Trust Agreement, dated September 19, 2025, as amended (the “Trust Agreement”).

The Proposed Amendment would amend and restate the Trust Agreement, effective as of the Effective Date, to, among other things, (i) provide for the Trust to commence regular distributions of the net cash proceeds of staking rewards to Shareholders, by requiring the Trust to reduce the Staking Consideration held by the Trust to cash no less often than quarterly and to promptly distribute the cash proceeds, net of any Trust expenses not assumed by the Sponsor (including, for example, paying a portion of the Staking Consideration to the Sponsor as consideration for its facilitation of the Staking Arrangements), to the Shareholders, and (ii) make certain other conforming changes to facilitate the Trust’s staking program and mandatory distribution framework. The amount of such distributions will depend on the Staking Consideration actually received by the Trust during each period and cannot be predicted with certainty.

Shareholders are advised to discuss any tax consequences relating to their investment in the Trust as a result of the Proposed Amendment, if and when executed, with their tax advisors.

Except as expressly updated or supplemented by this Prospectus Supplement, the Prospectus remains unchanged. To the extent of any inconsistency between this Prospectus Supplement and the Prospectus, this Prospectus Supplement will control.

Shares of the Trust are listed on NYSE Arca, Inc. (“NYSE Arca”) under the symbol “GSOL.”

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Investing in the Shares involves significant risks. You should carefully consider the risk factors described beginning on page 19 in the Prospectus, in any applicable prospectus supplement and in the other documents incorporated or deemed incorporated by reference herein before you invest in the Shares.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The Trust is not an investment company registered under the Investment Company Act of 1940, as amended.

Please retain this Prospectus Supplement for future reference.

Date: July 17, 2026